SEC File Number
001-33911

CUSIP Number
75971T301

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Emeren Group Ltd

(Full Name of Registrant)

ReneSola Ltd

(Former Name if Applicable)

149 Water Street, Suite 302

(Address of Principal Executive Office (Street and Number))

Norwalk, Connecticut 06854

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on April 2, 2024, Emeren Group Ltd (the “Company”) was notified by its independent registered public accounting firm of its decision to resign from its role. The Company is transitioning to a new independent registered public accounting firm and is working to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “Second Quarter Quarterly Report on Form 10-Q”) because it has not yet filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “First Quarter Quarterly Report on Form 10-Q”). The Company expects to promptly file the Second Quarter Quarterly Report on Form 10-Q following the filing of its First Quarter Quarterly Report on Form 10-Q. Accordingly, the Company cannot predict at this time when the review and finalization of the First Quarter Quarterly Report on Form 10-Q will be completed or when it will file the Second Quarter Quarterly Report on Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ke Chen	925	425-7335
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended March 31, 2024

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

N/A.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EMEREN GROUP LTD

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2024	By	/s/ Yumin Liu
	Name :	Yumin Liu
	Title:	Chief Executive Officer